FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 11, 2021, announcing that Globe Awards Gilat Multi-Million US Dollar Managed Service Contract for Significant Expansion of Cellular Backhaul Project.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 11, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Globe Awards Gilat Multi-Million US Dollar Managed Service
Contract for Significant Expansion of Cellular Backhaul Project

Gilat's robust end-to-end solution will enable Globe to meet its goal of providing high-quality service throughout the Philippines

Petah Tikva, Israel, January 11, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Globe Telecom, Inc. (PSE: GLO) had awarded Gilat a multi-million US dollar managed service contract for significant project expansion for cellular backhaul over satellite. Gilat's robust end-to-end solution will enable Globe to meet its goal of providing high-quality service throughout the Philippines.

Globe, the largest mobile network operator in the Philippines, chose Gilat's solution to expand its' nationwide coverage, as the demand for connectivity rapidly grows. Gilat's cellular backhaul over satellite brings a quick solution compared to long and tedious efforts of laying out fiber, particularly in areas with challenging terrain.

Gilat, with its managed service expertise and technological advantage of its SkyEdge II-c platform for 2G, 3G, 4G and 5G, will provide Globe with a complete solution to provide its customers with the most resilient service. Gilat's solution provides Globe with flexibility, to seamlessly and quickly relocate VSATs between sites.

"Over the past years, Gilat has been a reliable partner of Globe, supporting us with uncompromised quality that helps us serve our customers better. This backhaul technology will improve resiliency and increase dependability of our services attuned to providing the nation with a #First WorldNetwork," said Ernest Cu, President and CEO of Globe.

"We are honoured to be of value to Globe and to continue to gain their trust. We strive to enable Globe to leverage Gilat's expertise in delivering connectivity to the most challenging locations and stand committed to delivering the levels of service Globe requires, as we continue to evolve our solution and services to lead the industry with cellular backhaul over satellite," said Abhay Kumar, Regional Vice President – APJ for Gilat. “We are very thankful to Globe for expanding their partnership with Gilat to address their strategic requirement of delivering significant cellular backhaul coverage in the Philippines.”

About Globe Telecom
Globe Telecom, Inc. is a leading full-service telecommunications company in the Philippines and publicly listed in the Philippine Stock Exchange with the stock symbol GLO. The company serves the telecommunications and technology needs of consumers and businesses across an entire suite of products and services including mobile, fixed, broadband, data connectivity, internet and managed services. It has major interests in financial technology, digital marketing solutions, venture capital funding for startups,  and virtual healthcare. In 2019, Globe became a signatory to the United Nations Global Compact, committing to implement universal sustainability principles.  Its principals are Ayala Corporation and Singtel, acknowledged industry leaders in the country and in the region. For more information visit www.globe.com.ph. Follow @enjoyglobe on Facebook, Twitter, Instagram and YouTube.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com